Exhibit 4.4

Eltek Ltd.

20 Ben Zion Gelis Street, Sgoola Industrial Zone,
Petach Tikva 4927920, Israel

________, 2019

To holders of ordinary shares of Eltek Ltd.:

Enclosed are the prospectus supplement and other materials relating to a Rights Offering by Eltek Ltd.  Please carefully review the prospectus, which describes how you can participate in the Rights Offering.  You will be able to exercise your subscription rights to purchase Ordinary Shares (as defined below) only during a limited period.  You should also refer to the detailed Instructions as to Use of Subscription Certificates, which is attached to this letter.  All exercises of subscription rights are irrevocable.

The following is a summary of the terms of the Rights Offering:

☐
You will receive one non-transferable subscription right for every [___] Ordinary Share you hold of record at the close of business on [______], 2019. We will not issue fractional subscription rights or cash in lieu of fractional subscription rights. Fractional subscription rights will be rounded down to the nearest whole number.

☐	You may purchase one ordinary share, par value NIS 3.00 of Eltek Ltd. (“Ordinary Share”) for each whole subscription right you receive at a subscription price of $[__] per share.
☐
If you exercise in full the subscription rights issued to you, you may subscribe for additional ordinary shares through the Over-Subscription right, as more fully described in the prospectus supplement.

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The Rights Offering will expire at 5:00 p.m., New York City Time (midnight, Israel time), on [______], 2019. We may not extend the expiration date of the Rights Offering. If you do not exercise your subscription rights before that time, they will expire and will have no monetary value.

☐	You cannot revoke or change the exercise of either your Subscription Rights or Over-Subscription Rights.
☐	If your Ordinary Shares are held in the name of a bank, dealer or other nominee, you must contact your bank, dealer or other nominee if you wish to participate in the Rights Offering.

If you have any questions concerning the Rights Offering, please feel free to contact us at (972) 3-9395025 or the Information Agent for the Rights Offering, D.F. King, toll free at: (800)-283-2170.

Very truly yours, ELTEK LTD.